February 2011 Pricing Sheet dated February 22, 2011 relating to Amendment No. 1 to Preliminary Terms No. 665 dated February 2, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due August 25, 2011
Reverse Convertible Securities
PRICING TERMS FOR ALL REVCONS
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day from and excluding the pricing date to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Initial share price:	The initial share price for each RevCons is the closing price of the underlying stock on the pricing date. See “—Specific Terms for Each RevCons—Initial share price” below.
Determination date:
The determination date for each RevCons is three business days before the maturity date of that RevCons, subject to postponement in the event of certain market disruption events.  See “—Specific Terms for Each RevCons—Determination date” below.

Exchange ratio:	For each RevCons, the stated principal amount divided by the initial share price, subject to adjustments for corporate events. See “—Specific Terms for Each RevCons—Exchange ratio” below.
Trigger price:	For each RevCons, the trigger level times the initial share price. See “—Specific Terms for Each RevCons—Trigger price” below.
Coupon:	Payable monthly at the specified interest rate beginning March 25, 2011.
Pricing date:	February 22, 2011
Original issue date:	February 25, 2011
Listing:	The RevCons will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated, a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	AK Steel Holding Corporation common stock	Dean Foods Company common stock	Sears Holding Company common stock
Underlying stock issuer:	AK Steel Holding Corporation (“AKS”)	Dean Foods Company (“DF”)	Sears Holding Company (“SHLD”)
Maturity date:	August 25, 2011	August 25, 2011	August 25, 2011
Interest rate:	14.25% per annum	13.50% per annum	14.50% per annum
Trigger level:	80%	80%	75%
Determination date:	August 22, 2011	August 22, 2011	August 22, 2011
CUSIP:	617482RC0	617482RD8	617482RE6
ISIN:	US617482RC05	US617482RD87	US617482RE60
Initial share price:	$15.88	$10.14	$90.16
Trigger price:	$12.704	$8.112	$67.62
Exchange ratio:	62.97229	98.61933	11.09139
Aggregate principal amount:	$185,000	$725,000	$55,000
Commissions and Issue Price:	Per AKS RevCons	Total	Per DF RevCons	Total	Per SHLD RevCons	Total
Price to public:	$1,000	$185,000	$1,000	$725,000	$1,000	$55,000
Agent’s commissions(1):	$20	$3,700	$20	$14,500	$20	$1,100
Proceeds to issuer:	$980	$181,300	$980	$710,500	$980	$53,900
(1)         Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20 for each AKS RevCons, $20 for each DF RevCons and $20 for each SHLD RevCons they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.
You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Amendment No. 1 to Preliminary Terms No. 665 dated February 2, 2011
Prospectus Supplement for RevCons dated August 20, 2009	Prospectus dated December 23, 2008

The RevCons are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.